July 2, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Maiden Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 001-34042

Dear. Mr. Rosenberg:

We are in receipt of your letter dated June 20, 2013 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K (the “2012 Form 10-K”) for the fiscal year ended December 31, 2012 for Maiden Holdings, Ltd. (the “Company”). We have considered your comments on the 2012 Form 10-K carefully. Our written responses are set forth below. To facilitate your review, the responses set forth below correspond to the paragraphs of your letter (set forth in italic bold type).

Notes to Consolidated Financial Statements
16. Taxation, page F-49

1. Please provide us proposed disclosure to be included in future periodic filings to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

In future filings, we propose to disclose the form of table below, which adds the split between domestic and foreign income before income taxes:

The following table is a reconciliation of the actual income tax rate for the years ended December 31, 2012, 2011 and 2010 to the amount computed by applying the effective tax rate of 0.0% under Bermuda law to income before taxes:

Maiden House, 131 Front Street. Hamilton HM 12 Bermuda Phone 441-298-4900 Fax 441-292-0471
Mailing address – Suite 1141, 48 Par-la-Ville Rd. Hamilton HM11

For the Year Ended December 31,	2012	2011	2010
Domestic (Bermuda)	$73,303	$85,177	$79,115
Foreign (U.S. and others)	(20,829)	(54,723)	(7,923)
Income before income taxes	52,474	30,454	71,192
Income tax expense	2,213	1,927	1,330
Net income	$50,261	$28,527	$69,862
Reconciliation of effective tax rate (% of income before taxes)
Bermuda tax rate	—%	—%	—%
U.S. taxes at statutory rates	(9.4)%	(67.2)%	(18.8)%
Valuation allowance in respect of U.S. taxes	11.7%	71.3%	20.6%
Other jurisdictions	1.9%	2.2%	0.1%
Actual tax rate	4.2%	6.3%	1.9%

17. Statutory Financial Information, page F-51

2. Please provide us proposed disclosure to be included in future filings to address the following:

•
For your U.S. subsidiaries, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements, if significant in relation to the entity's statutory capital and surplus. Refer to ASC 944-505-1b. If not significant, please clarify in the disclosure.

Please see proposed additional disclosure for future filings in bold type to the fifth paragraph of 17. Statutory Financial Information on page F-51below.

The minimum statutory capital necessary to satisfy regulatory requirements for Maiden US and Maiden Specialty are $1,200 and $45,000, respectively. These requirements were met by Maiden US and Maiden Specialty throughout the period. Without prior approval of its domiciliary commissioner, dividends to shareholders are limited by the laws of the US companies’ state of domicile, Missouri and North Carolina, to the greater of 10% of statutory policyholders’ surplus as of the preceding December 31, or net income, less net realized capital gain on investments, for the 12-month period ending December 31 of the preceding year. Accordingly, the maximum dividend payments that can be made in the next year without prior approval by the Missouri Department of Insurance and North Carolina Department of Insurance is $0 and $4,616, respectively.

•
Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

Please see proposed additional disclosure for future filings below.

The Company's net assets were $1,015.6 million as at December 31, 2012, of which $431.7 million are restricted primarily as a result of statutory restrictions on our insurance subsidiaries as well as collateral requirements under various reinsurance agreements .

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

The disclosures required under ASC 944-505-50-2 through 50-6 are not applicable to the Company as we have made no amendments to any practices prescribed by NAIC.

Maiden House, 131 Front Street. Hamilton HM 12 Bermuda Phone 441-298-4900 Fax 441-292-0471
Mailing address – Suite 1141, 48 Par-la-Ville Rd. Hamilton HM11

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find everything in order. Should you have any further comments or requests, please feel free to contact me at (441) 298-4902.

Sincerely,

/s/ John M. Marshaleck
John M. Marshaleck Chief Financial Officer

Maiden House, 131 Front Street. Hamilton HM 12 Bermuda Phone 441-298-4900 Fax 441-292-0471
Mailing address – Suite 1141, 48 Par-la-Ville Rd. Hamilton HM11